

November 15, 2010

Mr. Junichi Matsumoto
Chief Financial Officer
Mitsui & Co., Ltd.
2-1 Ohtemachi 1-chome
Chiyoda-ku, Tokyo 100-0004
Japan

      Re: Mitsui & Co., Ltd.
               Form 20-F
               Filed August 13, 2010
               Response letter dated September 24, 2010
               File No. 0-09929

Dear Mr. Matsumoto:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Brad Skinner
Senior Assistant Chief Accountant